

STANDEX INTERNATIONAL CORPORATION ⚫ SALEM, NH 03079 ⚫ TEL (603) 893-9701 ⚫ FAX (603) 893-7324 ⚫ WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS STRONG FOURTH-QUARTER AND FISCAL 2015 FINANCIAL RESULTS ON FOOD SERVICE MARGIN EXPANSION

Net Sales Increase 1.2% to $199.8 Million
Adjusted Operating Income Increases 8.8% to $24.3 Million
Adjusted Earnings Per Diluted Share Rises 5.6% to $1.31

SALEM, NH – August 25, 2015 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the fourth quarter of fiscal year 2015.

Fourth Quarter Fiscal 2015 Results from Continuing Operations

- Net sales increased 1.2% to $199.8 million from $197.3 million in the fourth quarter of fiscal 2014. Organic sales decreased 0.5%, acquisition growth accounted for 5.4% of the increase and foreign exchange had a negative effect of 3.7% year over year.

- Income from operations was $23.7 million, compared with $19.2 million in the fourth quarter of fiscal 2014. Net income from continuing operations was $16.3 million, or $1.27 per diluted share, including tax-effected $0.8 million of restructuring charges offset by $0.4 million of insurance proceeds. This compares with fourth quarter fiscal 2014 net income from continuing operations of $13.6 million, or $1.07 per diluted share, including tax-effected $3.0 million of restructuring charges, and $0.2 million in non-recurring management transition expenses, offset by gains of $1.1 million and $0.1 million related to insurance proceeds and discrete tax items, respectively. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $16.7 million, or $1.31 per diluted share, compared with $15.7 million, or $1.24 per diluted share, in the fourth quarter of fiscal 2014.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $27.9 million, compared with $23.0 million in the fourth quarter of fiscal 2014. Excluding the previously mentioned items from both periods, adjusted EBITDA for the fourth quarter of fiscal 2015 was $28.5 million, compared with $26.1 million in the year-earlier quarter.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $138.0 million at the end of the fourth quarter of fiscal 2015, compared with $119.5 million a year earlier. Working capital turns were 5.8 in fiscal 2015, slightly short of our goal of 6.0. In the prior fiscal year, working capital turns were 6.6 primarily due to increased payables for capital projects.

- The Company closed the quarter with net debt of $6.9 million, compared with net cash of $29.2 million at June 30, 2014.

- A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"Standex closed fiscal 2015 on a high note, especially given the continued headwinds from foreign exchange and the downturn in the oil and gas markets," said David Dunbar, President and CEO. "For Q4, overall revenues grew 1.2% to

$199.8 million, with foreign exchange having a negative effect of 3.7%, and adjusted operating income was up 8.8%. Food Service was slightly down on the top line in the fourth quarter, but we are seeing positive results from an operational standpoint, as it generated an 11.8% EBIT margin. We are seeing a leaner, more profitable Food Service business. The Engraving, Electronics and Hydraulics Groups reported strong demand during the quarter, while Engineering Technologies continued to be affected by the decline in oil and gas."

Segment Review

Food Service Equipment Group sales decreased 1.0% year-over-year, and operating income was up 7.7%.

"In Refrigeration, sales to large, national chains declined during the quarter, as well as sales through dealers," said Dunbar. "Strength in drug retail and dollar stores slowed a bit, while C-stores and other small retail continued to perform well. Cooking Solutions sales increased by approximately 19% year-over-year, including the Ultrafryer acquisition. Excluding the acquisition, Cooking Solutions sales increased 3.1% and it generated an improved EBIT margin. Pricing continues to strengthen, freight costs are coming down, and plant productivity was solid. Efforts at Cooking Solutions are now focusing on warranty costs and distribution center performance."

Engraving Group sales increased 2.1% year-over-year. Sales increases of 13.1% were offset by an 11.0% negative effect from foreign exchange, while operating income was flat with last year.

"Our Mold-Tech performed well in China as we saw demand from both automotive and non-automotive customers," said Dunbar. "Sales volume also increased in Europe, which was masked by the negative currency effect. We expect sales in North America to improve during the first half of fiscal 2016 as some automotive projects were pushed out from the fourth quarter.[1] We continue to expand our Mold-Tech presence worldwide and during Q4 we set up new operations in both Sweden and Malaysia. In our roll, plate and machinery business, sales increased year-over-year due to a large project win from a major tissue and towel maker."

Engineering Technologies Group sales grew 13.2% year-over-year, and operating income increased 4.2%. Acquisitions contributed 29.8% to growth, partially offset by organic and foreign exchange sales declines.

"Profitability in Engineering Technologies was up 4.2% year over year." said Dunbar. "We continue to be excited by our Enginetics acquisition, which remains on track in terms of integration and performance expectations.[1] Our legacy business increased margins through cost-reduction and operational excellence initiatives. The organic sales decline was due to the continued weak demand from the oil and gas market, which also carries high margins. We have reduced our cost structure in this business in response to market conditions. Our aviation sales continue to ramp up, though they were not enough to overcome the headwinds in the other end markets. To meet the demands of our current aviation contracts and future opportunities, we are expanding capacity with a new greenfield site in Wisconsin. We are breaking ground in the current first fiscal quarter, and will begin production later in 2016."

Electronics Products Group sales were down 2.4% year-over-year. Organic sales increases of 5.8% were offset by an 8.7% negative currency effect, while operating income was up 7.8%.

"Sales in Q4 were driven by automotive demand in North America as well as strength in Europe." said Dunbar. "Operating income was up 7.8% as a result of successful operational improvement and cost reduction programs. We have a mature operational excellence program within Electronics that we will continue to leverage. We remain optimistic about Electronics long term and have a strong backlog going into Q1.[1]"

The Hydraulics Products Group reported a 6.1% year-over-year sales increase, while operating income rose 2.2%.

"We experienced strong demand across our dump truck/dump trailer and refuse markets." said Dunbar. "Our facility in China is helping to strengthen Standex's global competitive advantage by enabling us to bundle telescopic cylinders from North America with rod cylinders from China. Looking ahead, we are focused on capitalizing on strong customer demand in our end markets and leveraging operational excellence to increase throughput.[1] We also are turning custom product designs around rapidly in our core markets and exploring opportunities for expansion in new markets.[1]"

Business Outlook

"Looking ahead, we will continue to use the elements of our Standex value creation system, which is now in place across all segments, to grow sales and improve operating efficiencies. Food Service Equipment will continue its focus on improved operating performance to enhance margins, and Engineering Technologies is undergoing a significant change in its end-market mix as aviation awards ramp up and oil and gas related projects remain soft. Our balance sheet remains strong and we are executing on our planned investments to support the increased demand across a number of businesses and markets. The financial performance of our recent acquisitions – Planar, Ultrafryer and Enginetics -- reflects the success of our acquisition strategy and we have a healthy, active pipeline of additional prospects. We are beginning to reap the rewards from these initiatives and we are excited to continue to execute against our strategy this coming year,[1]" concluded Dunbar.

Conference Call Details

Standex will host a conference call for investors today, August 25, 2015 at 10:00 a.m. ET. On the call, David Dunbar, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Interested parties may access the call by dialing (877) 847-6070 in the U.S. and (631) 813-4923 internationally; the passcode is 94619625. The live audio feed of the call, which will be supplemented by a slide presentation, can be accessed in the "Webcasts and Presentations" tab in the "Investors" section of the company's website, located at: www.standex.com. For those unable to participate in the live conference call, a playback will be available through September 1, 2015. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 94619625. The webcast replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

Standex International Corporation
Consolidated Statement of Operations

(In thousands, except per share data)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Year Ended June 30, 2015	Year Ended June 30, 2014
Net sales	$ 199,779	$ 197,340	$ 772,142	$ 716,180
Cost of sales	134,463	132,942	524,656	477,911
Gross profit	65,316	64,398	247,486	238,269
Selling, general and administrative expenses	41,001	42,434	165,837	165,786
Restructuring costs	1,089	4,246	3,443	10,077
Other operating (income) expense, net	(497)	(1,500)	(438)	(3,462)
Income from operations	23,723	19,218	78,644	65,868
Interest expense	792	540	3,161	2,249
Other (income) expense, net	(78)	(207)	(634)	(4,184)
Total	714	333	2,527	(1,935)
Income from continuing operations before income taxes	23,009	18,885	76,117	67,803
Provision for income taxes	6,721	5,242	20,874	18,054
Net income from continuing operations	16,288	13,643	55,243	49,749
Income (loss) from discontinued operations, net of tax	93	(3,596)	(500)	(6,883)
Net income	$ 16,381	$ 10,047	$ 54,743	$ 42,866
Basic earnings per share:				
Income from continuing operations	$ 1.29	$ 1.08	$ 4.37	$ 3.94
Income (loss) from discontinued operations	0.01	(0.28)	(0.04)	(0.55)
Total	$ 1.30	$ 0.80	$ 4.33	$ 3.39
Diluted earnings per share:				
Income from continuing operations	$ 1.27	$ 1.07	$ 4.31	$ 3.89
Income (loss) from discontinued operations	0.01	(0.28)	(0.04)	(0.54)
Total	$ 1.28	$ 0.79	$ 4.27	$ 3.35
Average Shares Outstanding				
Basic	12,655	12,638	12,655	12,613
Diluted	12,792	12,810	12,805	12,778

Standex International Corporation
Condensed Consolidated Balance Sheets

(In thousands)		June 30, 2015		June 30, 2014
ASSETS				
Current assets:				
Cash and cash equivalents	$	96,128	$	74,260
Accounts receivable, net		110,478		107,674
Inventories		108,305		97,065
Prepaid expenses and other current assets		7,070		7,034
Income taxes receivable		747		922
Deferred tax asset		12,674		12,981
Total current assets		335,402		299,936
Property, plant, equipment, net		108,536		96,697
Intangible assets, net		38,048		31,490
Goodwill		154,732		125,965
Deferred tax asset		917		878
Other non-current assets		22,706		23,194
Total non-current assets		324,939		278,224
Total assets	$	660,341	$	578,160
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	80,764	$	85,206
Accrued liabilities		47,742		51,038
Income taxes payable		10,285		4,926
Total current liabilities		138,791		141,170
Long-term debt		103,031		45,056
Accrued pension and other non-current liabilities		69,949		51,208
Total non-current liabilities		172,980		96,264
Stockholders' equity:				
Common stock		41,976		41,976
Additional paid-in capital		47,254		43,388
Retained earnings		632,864		584,014
Accumulated other comprehensive loss		(93,017)		(55,819)
Treasury shares		(280,507)		(272,833)
Total stockholders' equity		348,570		340,726
Total liabilities and stockholders' equity	$	660,341	$	578,160

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

(In thousands)	Year Ended June 30,	
	2015	**2014**
Cash Flows from Operating Activities		
Net income	$ 54,743	$ 42,866
Income (loss) from discontinued operations	(500)	(6,883)
Income from continuing operations	55,243	49,749
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	16,684	14,591
Stock-based compensation	3,764	6,630
Non-cash portion of restructuring charge	(171)	5,982
Disposal of real estate and equipment	-	925
Excess tax benefit from share-based payment activity	(2,088)	(1,650)
Life insurance benefit	-	(3,353)
Contributions to defined benefit plans	(1,484)	(1,527)
Net changes in operating assets and liabilities	(5,781)	645
Net cash provided by operating activities - continuing operations	66,167	71,992
Net cash provided by (used in) operating activities - discontinued operations	(2,128)	(1,693)
Net cash provided by (used in) operating activities	64,039	70,299
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(22,561)	(18,832)
Expenditures for acquisitions, net of cash acquired	(57,149)	(23,075)
Proceeds from sale of real estate and equipment	66	118
Other investing activities	1,128	6,174
Net cash (used in) investing activities from continuing operations	(78,516)	(35,615)
Net cash (used in)investing activities from discontinued operations	-	2,452
Net cash (used in) investing activities	(78,516)	(33,163)
Cash Flows from Financing Activities		
Proceeds from borrowings	274,700	71,000
Payments of debt	(216,700)	(76,000)
Activity under share-based payment plans	696	1,098
Excess tax benefit from share-based payment activity	2,088	1,650
Purchase of treasury stock	(10,356)	(4,793)
Cash dividends paid	(5,820)	(7,790)
Net cash provided by (used in) financing activities	44,608	(14,835)
Effect of exchange rate changes on cash	(8,263)	895
Net changes in cash and cash equivalents	21,868	23,196
Cash and cash equivalents at beginning of year	74,260	51,064
Cash and cash equivalents at end of period	$ 96,128	$ 74,260

Standex International Corporation
Selected Segment Data

(In thousands)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Year Ended June 30, 2015	Year Ended June 30, 2014
Net Sales				
Food Service Equipment	$ 105,276	$ 106,336	$ 408,706	$ 377,848
Engraving	29,172	28,582	110,781	109,271
Engineering Technologies	25,704	22,707	97,018	79,642
Electronics Products	28,897	29,604	114,196	114,881
Hydraulics Products	10,730	10,111	41,441	34,538
Total	$ 199,779	$ 197,340	$ 772,142	$ 716,180
Income from operations				
Food Service Equipment	$ 12,467	$ 11,571	$ 37,456	$ 38,203
Engraving	5,603	5,595	24,250	22,145
Engineering Technologies	4,004	3,842	13,097	12,676
Electronics Products	5,302	4,919	20,884	19,732
Hydraulics Products	2,116	2,071	7,013	5,781
Restructuring	(1,089)	(4,246)	(3,443)	(10,077)
Other operating income (expense), net	497	1,500	438	3,462
Corporate	(5,177)	(6,034)	(21,051)	(26,054)
Total	$ 23,723	$ 19,218	$ 78,644	$ 65,868

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

		Three Months Ended June 30,				Year Ended June 30,		
(In thousands, except percentages)		2015	2014	% Change		2015	2014	% Change
Adjusted income from operations and adjusted net income from continuing operations:								
Income from operations, as reported	$	23,723	$ 19,218	23.4%	$	78,644	$ 65,868	19.4%
Adjustments:								
Restructuring charges		1,089	4,246			3,443	10,077	
Management transition		-	328			-	3,918	
Net gain on insurance proceeds		(497)	(1,500)			(497)	(3,462)	
Acquisition-related costs		-	60			1,696	60	
Adjusted income from operations	$	24,315	$ 22,352	8.8%	$	83,286	$ 76,461	8.9%
Interest and other income (expense), net		(714)	(333)			(2,527)	1,935	
Life insurance benefit		-	-			-	(3,353)	
Provision for income taxes		(6,721)	(5,242)			(20,874)	(18,054)	
Discrete tax items		-	(139)			(239)	16	
Tax impact of above adjustments		(162)	(899)			(1,270)	(3,040)	
Net income from continuing operations, as adjusted	$	16,718	$ 15,739	6.2%	$	58,376	$ 53,965	8.2%
EBITDA and Adjusted EBITDA:								
Income from continuing operations before income taxes, as reported	$	23,009	$ 18,885		$	76,117	$ 67,803	
Add back:								
Interest expense		792	540			3,161	2,249	
Depreciation and amortization		4,082	3,559			16,684	14,591	
EBITDA	$	27,883	$ 22,984	21.3%	$	95,962	$ 84,643	13.4%
Adjustments:								
Restructuring charges		1,089	4,246			3,443	10,077	
Management transition		-	328			-	3,918	
Life insurance benefit		-	-			-	(3,353)	
Net gain on insurance proceeds		(497)	(1,500)			(497)	(3,462)	
Acquisition-related costs		-	60			1,696	60	
Adjusted EBITDA	$	28,475	$ 26,118	9.0%	$	100,604	$ 91,883	9.5%
Free operating cash flow:								
Net cash provided by operating activities - continuing operations, as reported	$	43,092	$ 36,913		$	66,167	$ 71,992	
Less: Capital expenditures		(3,714)	(3,135)			(22,561)	(18,832)	
Free operating cash flow	$	39,378	$ 33,778		$	43,606	$ 53,160	
Net income from continuing operations		16,288	13,643			55,243	49,749	
Conversion of free operating cash flow		241.8%	247.6%			78.9%	106.9%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

Adjusted earnings per share from continuing operations	Three Months Ended June 30,						Year Ended June 30,					
		2015		2014	% Change			2015		2014	% Change
Diluted earnings per share from continuing operations, as reported	$	1.27	$	1.07	18.7%		$	4.31	$	3.89	10.8%
Adjustments:											
Restructuring charges		0.07		0.24				0.20		0.56	
Management transition		-		0.02				-		0.22	
Net gain on insurance proceeds		(0.03)		(0.08)				(0.03)		(0.19)	
Life insurance benefit		-		-				-		(0.26)	
Acquisition-related costs		-		-				0.10		-	
Discrete tax items		-		(0.01)				(0.02)		-	
Diluted earnings per share from continuing operations, as adjusted	$	1.31	$	1.24	5.6%		$	4.56	$	4.22	8.1%